Rio Narcea Gold Mines, Ltd.

C/ Secundino Roces Riera, 3-20 • Centro  de Empresas Asipo I

Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain

Tel: (34) 98 573 33 00 •  Fax: (34) 98 573 33 01

Email: info@rngm.com  •  Web: www.rionarcea.com

NEWS RELEASE

May 23, 2007 Trading Symbol: TSX: RNG

 Amex: RNO

Rio Narcea Announces Commencement

of Hot Commissioning at Tasiast

Drilling Campaign to Expand Resources Underway

Toronto, Ontario  – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) today announced successful completion of Cold Commissioning and commencement of Hot Commissioning at its Tasiast gold project in Mauritania, West Africa.  The Company anticipates the first gold pour at Tasiast to take place soon after first fill of plant circuits.

Tasiast is expected to produce 50,000 ounces of gold in the second half of 2007.  The deposit will be mined by simple open pit mining, with a standard gold plant flow sheet.  The open pit project comprises proven and probable reserves of approximately 12.0 million tonnes at 2.70 g/t containing 1,040,000 ounces of gold, calculated at a gold price of $491 per ounce. Based upon the current reserves and mine plan, annual gold production for the first 8 years of mine life is estimated to average 108,000 ounces per year at a grade of 3.25 g/t and a recovery rate of 94%.   The mineralization is open at depth and along strike.

An aggressive 18,000 metre reverse circulation (“RC”) drilling campaign commenced at Tasiast in the first week of May to expand currently defined resources by drilling already proven lateral extensions to the orebodies.  Forty four holes have been completed thus far for a total of 3,256 metres of RC drilling.  These holes are successfully testing the continuity along strike (north and south) and down dip of the Piment North orebody.  A total of 1,141 samples, corresponding to the mineralized intervals of the first 24 holes, have already been dispatched to the SGS Laboratory in Kayes (Mali) for analysis.  At this rate, the drilling program is estimated to be completed in approximately three to four months.

In addition, a second combination rig has started a short diamond drilling program at Piment Central to test the down plunge extension of the high grade zone previously identified below the open pit, in order to evaluate the underground mining potential. The first hole, which is currently at 215 meters depth, intersected the BIF (banded iron formation) unit, the host rock for the gold mineralization, at 160 metres,

Mauritania is easily accessible from the Canary Islands of Spain, which are situated some two hours flight away to the northwest of Mauritania. The Tasiast project is located approximately 300 kilometres north of Mauritania's capital city of Nouakchott and 162 kilometres east-southeast of the port city of Nouâdhibou.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Mauritania and Portugal.  The Company currently produces nickel and copper at its Aguablanca mine in southern Spain.   In addition to its new Tasiast gold project in Mauritania, the Company recently acquired a strategic shareholding in Chariot Resources Limited, which provides exposure to the significant potential of the Marcona copper project in southern Peru.

Forward-looking Statements

This press release contains certain “forward looking statements” within the meaning of the Canadian and United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com